

August 30, 2013

Via E-mail
James P. Torgerson
President and Chief Executive Officer
UIL Holdings Corporation
157 Church Street
New Haven, CT 06506

> **Re:** **UIL Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 6, 2013**
> **File No. 001-15052**

Dear Mr. Torgerson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 35

1. Please revise to provide a more detailed analysis of the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows for the periods presented. Please provide us with your proposed disclosure in your response.

Additionally, please specifically address the following in your response or tell us why you do not believe disclosure is necessary:

- The underlying reasons for the increases in accounts receivable and unbilled revenues as of December 31, 2012 and 2011 as shown on page 52, and any related changes in collectability or other impacts on cash flows.

- The underlying reasons for the changes in utility plant and other capital expenditures, which may include significant projects and other activities.

Refer to Section IV of Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Covenants, page 37

2. We note the dividends you receive from your subsidiaries are subject to various restrictions as discussed on page 38. Please tell us whether any other restrictions exist, such as regulatory agency, government, etc., and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 4-08 and 12-04 of Regulation S-X. Include in your response the amount and percentage of your net assets that are restricted as of December 31, 2012.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Comprehensive Income, page 50

3. You present one line item related to other comprehensive income entitled, "Other Comprehensive Income (Loss), net." ASC 220-10-45-1B requires an entity reporting comprehensive income in two separate but consecutive statements to present the components of other comprehensive income. Please revise or tell us why your presentation is appropriate. Additionally, we note your presentation of the aggregate tax impact on other comprehensive income as presented within your consolidated statement of changes in shareholders' equity on page 54. Please revise your consolidated statement of comprehensive income to clearly indicate amounts are net of related tax effects. Refer to ASC 220-10-55-7 and ASC 220-10-55-8.

4. Please explain or revise to present the changes in the accumulated balances for each component of other comprehensive income included in that separate component of equity. Refer to ASC 220-10-45-14A.

Consolidated Statement of Cash Flows, page 51

Consolidated Balance Sheet, page 52

5. You disclose on page 74 that you made deposits associated with the New England East West Solution ("NEEWS") agreement to CL&P of $33.5 million and $9.6 million in 2012, and 2011, respectively, and that as the associated transmission assets are placed in service CL&P will transfer title of the assets to you in proportion to your investment. Please explain in detail how you have and plan to account for these activities and how they will be reflected in the financial statements. In your response, please respond to the following comments:

    •   Please tell us which balance sheet line item you have recorded the deposits within in the consolidated balance sheet.

    •   We note your presentation of $24,059 thousand and $2,393 thousand of investing cash outflows associated with NEEWS in 2012, and 2011, respectively as well as $6,346 thousand disclosed within non-cash investing activity for 2012. Please reconcile these amounts with the $33.5 million and $9.6 million of deposits in 2012, and 2011, respectively, which you disclosed on page 74.

Consolidated Balance Sheet, page 52

6. We note your presentation on page 53 of a line item entitled "Total Noncurrent Liabilities," as well as the presentation of additional non-current liabilities unrelated to capitalization below the subtotal of this line item, including "Deferred Income Taxes" and "Regulatory Liabilities." Please explain the basis for your presentation citing relevant literature as well as why you believe these amounts should be excluded from the subtotal of "Total Noncurrent Liabilities."

Basis of Presentation, page 55

7. Please revise to include the principles followed in determining the inclusion or exclusion of subsidiaries and entities in your financial statements. Refer to ASC 235-10-50 and Rule 3A-03 of Regulation S-X.

Equity Investments, page 59

8. Please revise to include summarized information as to assets, liabilities, and results of operations of investments accounted for under the equity method, such as your investment in GenConn, and provide us with your proposed disclosure. If you do not believe this information is necessary, please explain in detail your specific qualitative and quantitative considerations why you believe these investments, either individually or in

groups, are not material in relation to your financial position and results of operations. Refer to ASC 323-10-50-3(c).

Regulatory Accounting, page 62

9. We note your disclosure of the "Excess generation service charge" and "Deferred transmission expense" regulatory assets or liabilities on page 63. Please respond to the following comments:

    - Tell us in greater detail the nature of each item.

    - Please explain your accounting policy and process for each item in detail, and discuss how the transactions affect the balance sheet, income statement and statement of cash flows.

    - Expand on your current disclosure of each item and provide us with your proposed disclosure.

10. Please tell us and disclose the nature and amount of any regulatory assets which you are not earning a return. Refer to ASC 980-340-50-1.

Stock-Based Compensation, page 64

11. We note your disclosure regarding performance shares and restricted stock on pages 64, 65 and 66. Please revise to ensure all of the requirements of ASC 718-10-50 are met, such as the fair value measurement disclosures required by ASC 718-10-50-1(c) and 718-10-50-2(f), or tell us why you believe you have met the disclosure requirements.

Note (J). Commitments and Contingencies

Purchase and Sale Agreement, page 94

12. Please explain in detail and disclose your accounting for the Electric System Work Center before and after the termination of the sale agreement. Specifically, please tell us if it is classified as held for sale or held and used, if any gain or loss was recognized or deferred as a regulatory asset or liability, and the facts and circumstances that support your accounting treatment, as well as the financial statement line items affected.

Note (K). Fair Value Measurements, page 94

13. We note your presentation of fair value measurements under the fair value hierarchy on page 95, which you refer to in the second paragraph of said page as your financial assets and liabilities, other than pension benefits and OPEB, which were accounted for at fair value on a recurring basis. We have the following comments:

- Please tell us why you believe the amounts within the "Long-term debt" line on page 95 are accounted for in the financial statements at fair value on a recurring basis.

- You disclose on page 27 in the first paragraph under the "Derivatives" header that contracts for differences represent 11.9% of the total liabilities accounted for at fair value on a recurring basis. Please tell us whether you believe this metric is appropriate taking your response to the immediately preceding bullet point into consideration.

- As you have a material amount of derivatives, please tell us what consideration you gave to including a related discussion within your critical accounting policies section of MD&A on page 40.

14. For fair value measurements categorized within level three of the fair value hierarchy, please revise to disclose a description of your valuation processes used, including, for example, how you choose your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer to ASC 820-10-50-2(f) and ASC 820-10-55-105.

15. We note your presentation of the reconciliation of opening to closing balances of fair value measurements categorized within level three of the fair value hierarchy on page 97 includes only one category for all level 3 fair value measurements. ASC 820-10-50-2 requires the disclosures required by its subparagraphs, including but not limited to ASC 820-10-50-2(c), (d) and (f) to be presented for each class of assets and liabilities. Please revise or tell us the quantitative and qualitative reasons you considered in combining what you refer to as weather insurance contracts and contracts for differences.

Note (L). Quarterly Financial Data (Unaudited), page 100

16. We note your disclosure of Net Income attributable to UIL Holdings. Item 302(a)(1) of Regulation S-K also requires the presentation of net income (loss) within supplementary financial information. In future filings, please revise to include net income (loss).

Note (M). Segment Information, page 101

17. We note you have significant capital expenditures and income from equity method investments as presented on pages 51, and 50, respectively. Please tell us how you considered the requirements of ASC 280-10-50-25. In your response, please tell us who you have identified as your chief operating decision maker ("CODM") and the reasons therefore, and whether the categories of information within the aforementioned paragraph are regularly provided to your CODM or are included in the determination of segment

assets reviewed by the CODM. If they are not provided to your CODM, please tell us why.

18. We note the amount of goodwill included in the Gas Distribution segment has decreased from $298.9 million as of December 31, 2010 to $266.2 million as of December 31, 2012. We also note your disclosure on page 60 that no impairment was recognized in fiscal year 2012. Please tell us what the changes were in the carrying amount of goodwill for 2010, 2011 and 2012 as well as your consideration of the disclosure requirements of ASC 350-20-50.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (C). Regulatory Proceedings

Rates, page 12

19. You disclose on page 13 that PURA issued a draft decision related to your application to amend your existing distribution rate schedules for two rate years, which in part disallowed $16 million of deferred major storm costs and approximately $21 million of capital costs related to your recently completed administrative and operations buildings. We also note your disclosure regarding your view of the disallowances on page 13. We have the following comments:

- Please tell us the specific facts and circumstances you considered in both initially deferring costs associated with major storms and continuing to defer said costs after the draft decision was issued in accordance with ASC 980-340-25-1, 980-340-35-1 and 980-340-35-2, and whether the rate plans governing the jurisdictions you service specifically provide for recovery of these costs. Please also tell us what events you believe would trigger derecognition of said regulatory assets under the aforementioned paragraphs.

- It is our understanding that you continued to recognize the $21 million of capital costs related to your recently completed administrative and operations buildings as of June 30, 2013. If our understanding is correct, please tell us the specific facts and circumstances you considered in continuing to recognize said capital costs after the draft decision was issued, and your consideration of ASC 980-360-35-12. Please also tell us what events you believe would trigger derecognition of said capital assets.

We are also aware of the Form 8-K and Form 8-K/A filed by you on August 26, 2013 and August 27, 2013 discussing the final decision issued by the PURA on August 14, 2013.

Exhibit 32

20. We note your certification makes reference to Form 10-K despite being included as an exhibit within Form 10-Q. Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief